Exhibit 99.1

Jaguar Mining Provides Q2 2011 Update of Operations

 JAG - TSX/NYSE

VP Investor Relations Appointed; Q2 Earnings Conference Call Details Included

CONCORD, NH, July 19, 2011 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE) provided today a preliminary summary of its Q2 2011 operating performance.  All figures are in U.S. dollars unless otherwise indicated.

Q2 2011 Highlights

•	Total production of 40,257 ounces of gold.
•	Jaguar's established operations, Turmalina and Paciência, performed at or above targets in terms of gold production, grade and recoveries.
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The Caeté operation, which is still in ramp-up, was on plan in terms of tonnage but mechanical issues at its primary mill caused a setback in gold output.  The mill has been repaired and the Caeté plant is now operating at full capacity.

•	Despite the mill outage at Caeté, Jaguar produced 15,375 ounces of gold in June, the second highest monthly production in the Company's history.
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Mine output totaled approximately 460,000 tonnes during the quarter, with nearly 44,000 ounces of metal produced.  However, mechanical issues caused approximately 4,000 ounces of gold metal to remain in stockpile.

•	During the first half of 2011, the Company produced a total of 81,706 ounces of gold. This represents a 32% increase over the 61,836 ounces produced in the first half of 2010.
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The average cash operating cost for the quarter was $799 per ounce, a 10% increase from Q1 2011.  Approximately $30 per ounce or 40% of this increase is associated with the further weakening of the U.S. dollar against the Brazilian real.  In addition, cash operating costs were significantly impacted by the mill outage at Caeté and some minor sequencing issues within the Roça Grande Mine, which resulted in lower than planned feed grades.  Increases in material and labor costs also contributed to the higher cash operating cost as compared to Q1 2011.

•	Underground mine development of 6.1 km reached a new quarterly record, adding a significant number of faces, particularly at Caeté.
•	Gold sales totaled 40,184 ounces at an average price of $1,507 per ounce.
•	The cash operating margin was a record $708 per ounce.
•	As of June 30, 2011, the Company had cash and cash equivalents of $126.3 million, including $0.9 million of restricted cash.

Commenting on the Q2 2011 preliminary operating results, Daniel Titcomb, Jaguar's President and CEO stated, "We are pleased with the performance of our mature operations, Turmalina and Paciência, which achieved their planned targets for the quarter in terms of gold production, grades and recoveries.  Most importantly, the technical geological issues we encountered at Turmalina during the latter half of 2010 have been fully resolved."

"We did experience a significant mechanical issue during the quarter in the primary mill at our new Caeté operation," Titcomb continued. "This had the greatest impact on Q2's performance. Necessary repairs were completed in early July and, despite this setback, in June our three operations collectively produced at a run rate of 185,000 ounces per year.  With the record underground development we achieved at all of our mines during Q2, we believe our second half performance will continue to post sequentially higher levels of production allowing us to reach our targets."

Recently Appointed Vice President of Investor Relations

We are pleased to announce that Roger Hendriksen has joined Jaguar as its new Vice President of Investor Relations.  Mr. Hendriksen brings to the Company a strong track record of developing shareholder relations and over 12 years of experience in leading the investor relations function for publicly traded companies.  Prior to joining Jaguar, he was the Vice President of Investor Relations for Massey Energy Company.  Mr. Hendriksen holds Bachelor of Arts degrees in Economics and Political Science from the University of Utah and a Master of International Management degree from the Garvin School of International Management (Thunderbird). He is a member of the National Investor Relations Institute.

Q2 2011 Earnings Conference Call Details

The Company plans to release its Q2 2011 financial and operating results after the market close on August 10, 2011.  The Company will hold a conference call the following morning at 10:00 AM EDT to discuss the results.  Management will reference a presentation during the conference call, which will be posted on the Company's website.

Conference Call Details:
From North America:	888-702-7351
International:	307-426-4779
Replay:
From North America:	800-675-9924
International:	213-416-2185
Replay ID:	81111
Webcast:	www.jaguarmining.com

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in northern Brazil in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, concerning the Company, such as its ability to continue to post sequentially higher levels of production during the second half of the year allowing it to reach its targets.  These forward-looking statements can be identified by the use of the words "believes", "intends", "plans", "expects", "expected" and "will".  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages  and changes in general economic conditions.    Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

These forward-looking statements represent our views as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2010 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2010 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

%CIK: 0001333849

For further information:

Investors and analysts:	Media inquiries:
Roger Hendriksen Vice President Investor Relations 603-224-4800 rhendriksen@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 18:26e 19-JUL-11